Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine-Month
	Period Ended		Fiscal Year Ended
	Feb. 22,	Feb. 24,	May 25,	May 27,	May 28,	May 29,	May 30,
In Millions, Except Ratios	2009	2008	2008	2007	2006	2005	2004

Earnings before income taxes and after-tax earnings from joint ventures	$1,403.9	$1,560.8	$1,806.1	$1,631.3	$1,559.4	$1,807.6	$1,502.3
Distributed income of equity investees	29.9	50.1	108.7	45.2	77.4	83.0	60.0
Plus: Fixed charges (1)	328.7	383.4	494.6	496.8	462.8	524.1	569.0
Plus: Amortization of capitalized interest, net of interest capitalized	(1.4)	(1.3)	(2.0)	—	1.7	0.9	(4.6)

Earnings available to cover fixed charges	$1,761.1	$1,993.0	$2,407.4	$2,173.3	$2,101.3	$2,415.6	$2,126.7

Ratio of earnings to fixed charges	5.36	5.20	4.87	4.37	4.54	4.61	3.74

(1) Fixed charges:
Interest and minority interest expense	$308.6	$354.5	$454.0	$460.4	$427.5	$488.3	$537.0
Rentals (1/3)	20.1	28.9	40.6	36.4	35.3	35.8	32.0

Total fixed charges	$328.7	$383.4	$494.6	$496.8	$462.8	$524.1	$569.0

For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings before income taxes and after-tax earnings of joint ventures, distributed income of equity investees, fixed charges, and amortization of capitalized interest, net of interest capitalized. Fixed charges represent gross interest expense (excluding interest on taxes) and subsidiary preferred distributions to minority interest holders, plus one-third (the proportion deemed representative of the interest factor) of rent expense.